Exhibit  99.2
Third Quarter Report – 2010
Consolidated Statements of Earnings
(United States dollars in millions, except for share and per share amounts – Unaudited)

		Three Months Ended		Nine Months Ended
		September 30		September 30

	Note	2010	2009	2010	2009

Revenues	16	$885.8	$691.9	$2,480.4	$1,945.3

Operating expenses		(335.0)	(303.4)	(980.3)	(865.5)

Depreciation and depletion	16	(152.5)	(130.7)	(421.6)	(384.8)

Earnings from mine operations		398.3	257.8	1,078.5	695.0

Corporate administration (1)		(42.1)	(30.4)	(122.2)	(94.2)

Exploration		(14.0)	(8.5)	(42.9)	(22.7)

Earnings from operations	16	342.2	218.9	913.4	578.1

Other income (expenses)

Interest income and other expenses, net		(7.2)	(0.6)	(25.0)	(5.6)

Interest expense and finance fees		(15.5)	(12.5)	(39.2)	(37.0)

Share of loss of equity investee		(3.0)	-	(3.0)	-

Gain (loss) on non-hedge derivatives, net	10(a)	(17.6)	(0.4)	(1.0)	9.3

Gain (loss) on securities, net	10(a)	0.2	5.2	(0.3)	5.6

Gain on dispositions of mining interests, net	4	373.2	-	780.5	-

Loss on foreign exchange, net	10(e)	(119.2)	(27.6)	(135.8)	(235.5)

		210.9	(35.9)	576.2	(263.2)

Earnings from continuing operations before taxes		553.1	183.0	1,489.6	314.9

Income and mining taxes	9	(69.1)	(67.7)	(226.6)	(138.5)

Earnings from continuing operations		484.0	115.3	1,263.0	176.4

Loss from discontinued operation, net of tax	6	(19.6)	(1.7)	(24.6)	(4.0)

Net earnings		$464.4	$113.6	$1,238.4	$172.4

Earnings from continuing operations attributable to:

Shareholders of Goldcorp Inc.		484.0	115.3	1,263.0	176.4

Non-controlling interests		-	-	-	-

		$484.0	$115.3	$1,263.0	$176.4

Net earnings attributable to:

Shareholders of Goldcorp Inc.		466.5	114.2	1,242.5	173.5

Non-controlling interests		(2.1)	(0.6)	(4.1)	(1.1)

		$464.4	$113.6	$1,238.4	$172.4

(1) Stock based compensation expense (non-cash item) included in corporate administration	12(b)	$18.4	$12.7	$43.6	$34.6

Earnings from continuing operations per share	12(d)

Basic		$0.66	$0.16	$1.72	$0.24

Diluted		$0.65	$0.16	$1.71	$0.24

Net earnings per share	12(d)

Basic		$0.63	$0.16	$1.69	$0.24

Diluted		$0.63	$0.16	$1.68	$0.24

Weighted average number of shares outstanding (000’s)	12(d)

Basic		736,136	731,815	734,905	730,709

Diluted		757,422	735,808	755,982	734,066
The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP     |     1

Third Quarter Report – 2010
Consolidated Balance Sheets
(United States dollars in millions – Unaudited)

		September 30	December 31
	Note	2010	2009

Assets

Cash and cash equivalents	15	$732.0	$874.6

Marketable securities	10(b)	29.2	24.9

Accounts receivable	10(a)	337.6	232.6

Income and mining taxes receivable		7.2	38.4

Future income and mining taxes		1.1	3.6

Inventories and stockpiled ore		395.6	349.4

Current derivative assets	10(a)	12.8	8.1

Assets held for sale	6	288.2	-

Other		88.5	69.9

Current assets		1,892.2	1,601.5

Mining interests	7	19,876.2	18,001.3

Deposits on mining interest expenditures		7.4	86.9

Goodwill		761.8	761.8

Stockpiled ore		86.3	93.6

Investments	10(a) & (b)	672.6	390.3

Other		82.5	13.3

		$23,379.0	$20,948.7

Liabilities

Accounts payable and accrued liabilities	10(e)	$420.9	$416.4

Income and mining taxes payable		193.0	182.6

Current debt	8(a)	-	16.7

Future income and mining taxes		100.1	107.9

Current derivative liabilities	10(a)	26.3	11.4

Liabilities held for sale	6	68.6	-

Current liabilities		808.9	735.0

Income and mining taxes payable		113.9	65.4

Long term debt	8(b)	739.8	719.0

Future income and mining taxes		4,014.7	3,575.2

Non-current derivative liabilities	10(a)	73.0	-

Reclamation and closure cost obligations		285.3	282.0

Other		36.5	27.8

		6,072.1	5,404.4

Equity

Common shares, share purchase warrants, stock options, restricted share units and equity portion of convertible senior notes		13,021.7	12,908.9

Retained earnings		3,504.7	2,345.5

Accumulated other comprehensive income	13	462.6	238.8

		3,967.3	2,584.3

Shareholders’ equity	11	16,989.0	15,493.2

Non-controlling interests	3 & 14	317.9	51.1

		17,306.9	15,544.3

		$23,379.0	$20,948.7

Commitments and contingencies (notes 4(b), 5(b), 10(e) & 17))
Subsequent events (notes 1, 5(b), 6 & 18)
The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP     |     2

Third Quarter Report – 2010
Consolidated Statements of Cash Flows
(United States dollars in millions – Unaudited)

		Three Months Ended		Nine Months Ended
		September 30		September 30

	Note	2010	2009	2010	2009

Operating Activities

Net earnings from continuing operations		$484.0	$115.3	$1,263.0	$176.4

Reclamation expenditures		(2.6)	(8.2)	(13.2)	(18.9)

Transaction costs on convertible senior notes expensed		-	-	-	18.6

Share of loss of equity investee		3.0	-	3.0	-

Loss (gain) on securities, net	10(a)	(0.2)	(5.2)	0.3	(5.6)

Gain on dispositions of mining interests, net	4	(373.2)	-	(780.5)	-

Current income tax expense on disposition of the San Dimas Assets	4(b)	145.6	-	145.6	-

Items not affecting cash

Depreciation and depletion		152.5	130.7	421.6	384.8

Stock based compensation expense	12(b)	18.4	12.7	43.6	34.6

Accretion on convertible senior notes	8(b)	7.3	6.8	20.9	8.8

Unrealized loss (gain) on non-hedge derivatives , net	10(a)	21.8	4.0	7.0	(2.8)

Future income and mining taxes	9	(105.8)	48.3	(184.3)	58.0

Unrealized loss on foreign exchange and other		119.8	17.7	143.5	221.8

Change in non-cash working capital	15	(62.0)	21.0	39.2	31.5

Cash provided by operating activities of continuing operations		408.6	343.1	1,109.7	907.2

Cash used in operating activities of discontinued operation		(3.2)	(1.2)	(8.0)	(3.5)

Investing Activities

Acquisitions, net of cash acquired	5 & 15	-	-	(795.3)	-

Expenditures on mining interests	16	(226.2)	(276.9)	(817.7)	(790.7)

Deposits on mining interest expenditures	16	(11.9)	(54.1)	(36.5)	(239.7)

Repayment of capital invested in Pueblo Viejo	7(i)	-	-	192.0	-

Proceeds on disposition of mining interests	4 & 15	209.7	-	476.7	-

Income taxes paid on disposition of the San Dimas Assets		(45.5)	-	(45.5)	-

Income taxes paid on disposition of Silver Wheaton shares		-	-	(148.7)	-

Purchase of equity securities		(15.1)	(88.0)	(19.1)	(155.7)

Other		(1.4)	-	0.3	1.6

Cash used in investing activities of continuing operations		(90.4)	(419.0)	(1,193.8)	(1,184.5)

Cash used in investing activities of discontinued operation		(9.7)	(0.9)	(21.2)	(7.3)

Financing Activities

Debt borrowings		-	-	-	1,322.4

Debt repayments		-	-	-	(460.0)

Transaction costs on convertible senior notes		-	-	-	(22.8)

Common shares issued, net		8.3	28.8	68.8	61.0

Dividends paid to common shareholders		(33.2)	(32.9)	(99.2)	(98.7)

Other		0.1	-	(0.3)	-

Cash provided by (used in) financing activities of continuing operations		(24.8)	(4.1)	(30.7)	801.9

Cash provided by financing activities of discontinued operation		0.8	1.8	49.0	8.5

Effect of exchange rate changes on cash and cash equivalents		4.9	(0.4)	3.8	0.7

Increase (decrease) in cash and cash equivalents		286.2	(80.7)	(91.2)	523.0

Cash and cash equivalents, beginning of period		497.2	866.0	874.6	262.3

Cash and cash equivalents reclassified to assets held for sale		(51.4)	-	(51.4)	-

Cash and cash equivalents, end of period		$732.0	$785.3	$732.0	$785.3

Supplemental cash flow information (note 15)
The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP     |     3

Third Quarter Report – 2010
Consolidated Statements of Equity
(United States dollars in millions, shares in thousands – Unaudited)

	Common Shares			Stock	Equity
				Options	Component		Accumulated
			Share	and	of		Other	Attributable to	Non-
			Purchase	Restricted	Convertible	Retained	Comprehensive	Shareholders of	controlling
	Shares	Amount	Warrants	Share Units	Senior Notes	Earnings	Income	Goldcorp Inc.	interests	Total

At January 1, 2009	729,600	$12,461.6	$50.0	$113.6	$-	$2,237.0	$96.9	$14,959.1	$51.2	$15,010.3

Stock options exercised, and restricted share units issued and vested (note 12(b))	3,957	118.2	-	(38.5)	-	-	-	79.7	-	79.7

Fair value of stock options and restricted share units issued and vested	-	-	-	48.1	-	-	-	48.1	-	48.1

Equity component of convertible senior notes issued, net of issue costs and tax	-	-	-	-	155.9	-	-	155.9	-	155.9

Change in ownership interest in Terrane	-	-	-	-	-	-	-	-	1.9	1.9

Dividends	-	-	-	-	-	(131.7)	-	(131.7)	-	(131.7)

Net earnings (loss)	-	-	-	-	-	240.2	-	240.2	(2.0)	238.2

Other comprehensive income	-	-	-	-	-	-	141.9	141.9	-	141.9

At December 31, 2009	733,557	12,579.8	50.0	123.2	155.9	2,345.5	238.8	15,493.2	51.1	15,544.3

Non-controlling interest in connection with the acquisition of the El Morro project (note 5(b))	-	-	-	-	-	-	-	-	219.9	219.9

Stock options exercised, and restricted share units issued and vested (note 12(b))	2,745	96.6	-	(27.8)	-	-	-	68.8	-	68.8

Fair value of stock options and restricted share units issued and vested (note 12(b))	-	-	-	44.0	-	-	-	44.0	-	44.0

Change in ownership interest in Terrane (note 14)	-	-	-	-	-	15.9	-	15.9	51.0	66.9

Dividends	-	-	-	-	-	(99.2)	-	(99.2)	-	(99.2)

Net earnings (loss)	-	-	-	-	-	1,242.5	-	1,242.5	(4.1)	1,238.4

Other comprehensive income	-	-	-	-	-	-	223.8	223.8	-	223.8

At September 30, 2010	736,302	$12,676.4	$50.0	$139.4	$155.9	$3,504.7	$462.6	$16,989.0	$317.9	$17,306.9

Shareholders’ equity (note 12)
Accumulated other comprehensive income (note 13)
The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP     |     4

Third Quarter Report – 2010
Consolidated Statements of Comprehensive Income
(United States dollars in millions – Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2010	2009	2010	2009

Net earnings	$464.4	$113.6	$1,238.4	$172.4
Other comprehensive income, net of tax, attributable to shareholders of Goldcorp Inc.:
Unrealized gains on available-for-sale securities arising during the period (note 10(b))	139.2	75.6	223.8	128.1

Comprehensive income (loss)	$603.6	$189.2	$1,462.2	300.5

Attributable to:

Shareholders of Goldcorp Inc.	$605.7	$189.8	$1,466.3	$301.6

Non-controlling interests	(2.1)	(0.6)	(4.1)	(1.1)

	$603.6	$189.2	$1,462.2	$300.5

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

GOLDCORP     |     5

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2010
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. (“Goldcorp” or “the Company”) is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, copper, silver, lead and zinc.

At September 30, 2010, the Company’s producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at September 30, 2010 include the Noche Buena and Camino Rojo gold/silver projects in Mexico (note 5(a)); the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver project in Guatemala; the El Morro gold/copper project (70% interest) in Chile (note 5(b)) and the Pueblo Viejo gold project (40% interest) in the Dominican Republic.

On June 8, 2010, the Company completed the sale of its Escobal silver project in Guatemala (“Escobal”) to Tahoe Resources Inc. (“Tahoe”) in exchange for cash and a 40% equity interest in Tahoe (note 4(a)). The Company’s interest in Tahoe has been accounted for using the equity method. Tahoe is a publicly traded company engaged in silver exploration and development.

On August 6, 2010, the Company sold to Primero Mining Corp., formerly named Mala Noche Resources Corp., (“Primero”) the assets and certain liabilities of the San Dimas gold/silver mines in Mexico and the associated silver purchase agreement to sell silver produced at San Dimas to Silver Wheaton Corp. (“Silver Wheaton”) in exchange for cash, a promissory note, a convertible promissory note and a 36% equity interest in Primero (note 4(b)). The Company has accounted for its 36% interest in Primero using the equity method. Primero is a publicly traded company engaged in acquiring and developing precious metals resource properties (note 7(c)).

On September 1, 2010, the commissioning of the Peñasquito gold/silver/lead/zinc mine was completed. Lead and zinc concentrates, with most of the gold and silver production designed to report to the lead concentrate, are now routinely being produced and sold from both processing lines at Peñasquito (note 7(b)).

At September 30, 2010, Goldcorp owned a 58.1% interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold/copper project in Canada (note 14). On October 20, 2010, the Company disposed of its interest in Terrane to Thompson Creek Metals Inc. (“Thompson Creek”) in exchange for cash and common shares of Thompson Creek, representing approximately 8% of Thompson Creek’s issued and outstanding common shares (fully-diluted basis – 7%). The financial position and results of operations and cash flows of Terrane were consolidated with those of the Company as at and for the three and nine months ended September 30, 2010, and up until the date of disposition, with the results of operations and cash flows separately presented as loss and cash flows from discontinued operation, respectively (note 6). The Company accounted for its interest in Thompson Creek, on initial recognition, as an available-for-sale investment in equity security.

GOLDCORP     |     6

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2009, except as described in note 3. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2009 as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

All adjustments necessary to present fairly the financial position of the Company as at September 30, 2010 and results of its operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. All figures are in United States dollars (“US dollars”) unless otherwise noted. References to C$ are to Canadian dollars. The principal mining properties of Goldcorp and their geographic locations at September 30, 2010 are listed below:

		Ownership		Mine operations and
Mining properties	Location	interest	Status	development projects owned

Red Lake Gold Mines (“Red Lake”)	Canada	100%	Consolidated	Red Lake and Campbell complexes, and Cochenour project

Porcupine Mines (“Porcupine”)	Canada	100%	Consolidated	Porcupine mines and Hollinger project

Musselwhite Mine (“Musselwhite”)	Canada	100%	Consolidated	Musselwhite mine

Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Consolidated	Éléonore project

Terrane Metals Corp. (“Terrane”)	Canada	58.1%	Consolidated	Mt Milligan project and certain other Canadian exploration interests (note 6)

Minera Peñasquito SA de CV and Canplats Mexico S.A. de C.V. (“Peñasquito”)	Mexico	100%	Consolidated	Peñasquito mine, and Noche Buena and Camino Rojo (note 5(a)) projects

Los Filos Mines (“Los Filos”)	Mexico	100%	Consolidated	Los Filos mines

Minas de la Alta Pimeria SA de CV (“El Sauzal”)	Mexico	100%	Consolidated	El Sauzal mine

Primero Mining Corp. (“Primero”)	Mexico	36%	Accounted for using the equity method	San Dimas mines (note 4(b))

Montana Exploradora de Guatemala SA (“Marlin”)	Guatemala	100%	Consolidated	Marlin mine (note 17(b))

Entre Mares de Guatemala SA (“Cerro Blanco”)	Guatemala	100%	Consolidated	Cerro Blanco project

Tahoe Resources Inc. (“Tahoe”)	Guatemala	40%	Accounted for using the equity method	Escobal project (note 4(a))

Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture

Marigold Mining Company (“Marigold”)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture

Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine

Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	Consolidated	El Morro project (note 5(b))

Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Accounted for using the equity method	Pueblo Viejo project (notes 10(e) & 17(a))

Intercompany transactions and resulting balances with the Company’s subsidiaries have been eliminated. Intercompany transactions and resulting balances with the Company’s joint ventures have been eliminated to the extent of the Company’s interests.

GOLDCORP     |     7

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
3.	CHANGES IN ACCOUNTING POLICIES

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 – Business Combinations (“Section 1581”) and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The Company early adopted these sections effective January 1, 2010.

Under Section 1582, business combinations are accounted for using the “acquisition method”, compared to the “purchase method” required under Section 1581. The significant changes that result from applying the acquisition method of Section 1582 include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions are accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices at the agreement and announcement date and the acquisition date differ; (iii) all future adjustments to income tax estimates are recorded as income tax expense or recovery, whereas under Section 1581, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under Section 1581, these costs were capitalized as part of the cost of the business combination; (v) assets acquired and liabilities assumed are recorded at 100% of their fair values even if less than 100% is obtained, whereas under Section 1581, only the controlling interest’s portion of assets and liabilities acquired were recorded at fair value; and (vi) non-controlling interests are recorded at their proportionate share of fair value of identifiable net assets acquired, whereas under Section 1581, non-controlling interests were recorded at their proportionate share of carrying value of net assets acquired.

Under Section 1602, non-controlling interests are measured at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of equity. In addition, Section 1602 changes the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under Section 1602, accumulated losses attributable to non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of Section 1602 have been applied prospectively with the exception of the presentation and disclosure provisions, which have been applied for all prior periods presented in the consolidated financial statements. The presentation and disclosure provisions resulted in the classification of non-controlling interests as a separate component of equity on the consolidated balance sheet amounting to $317.9 million at September 30, 2010 (December 31, 2009 - $51.1 million).

GOLDCORP     |     8

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
4.	DISPOSITION OF MINING INTERESTS
(a)	Disposition of Escobal silver project

On June 8, 2010, the Company completed the sale of Escobal to Tahoe (note 1). Tahoe is a publicly traded company on the Toronto Stock Exchange, following the closing of its initial public offering (“IPO”) on June 8, 2010. Under the terms of the transaction, Goldcorp received a total of 47,766,000 common shares of Tahoe, representing 40% of Tahoe’s issued and outstanding common shares on a fully-diluted basis with a fair value of $270.9 million based on the IPO price of C$6.00 per common share and $224.6 million in cash, for total consideration of $495.5 million. The Company recognized a gain of $484.1 million ($480.6 million after tax), net of selling costs of $9.4 million, on the disposition of Escobal. Goldcorp is entitled to appoint three of Tahoe’s eight board members and has the right to maintain a 40% ownership interest. The Company’s investment in Tahoe has been accounted for using the equity method and is considered to be a separate reporting unit and reportable operating segment (notes 7(e) & 16(f)).

(b)	Disposition of San Dimas mines and associated silver purchase agreement with Silver Wheaton

On August 6, 2010, the Company disposed of the assets and liabilities relating to the San Dimas operations (“the San Dimas Assets”), excluding certain non-operational assets, to Primero (note 1). In connection with the sale of the San Dimas Assets, Primero assumed the Company’s obligation to sell to Silver Wheaton, and Silver Wheaton agreed to purchase from Primero, silver produced from the San Dimas mines, at a fixed price per ounce.

The Company recognized a gain of $373.2 million ($407.9 million after tax, including a future income tax recovery of $180.3 million and current income tax expense of $145.6 million), net of selling costs of $3.4 million, on the date of disposition, calculated as follows:

Net assets sold and/or derecognized:

Cash	$0.5

Other current assets	13.8

Mining interests

Mining properties	625.0

Deferred gain	(415.0)

Deferred credit	(177.5)

32.5

Accounts payable and accrued liabilities	(12.8)

Reclamation and closure cost obligations	(9.2)

Other non-current liabilities	(0.4)

$24.4

The net book value of mining interests derecognized on August 6, 2010 of $32.5 million includes the unamortized portion of the deferred gain representing the excess consideration from the disposition of Silver Wheaton shares in the first quarter of 2008 which was applied as a reduction to the carrying amount of mining properties at San Dimas. This amount was $415.0 million on August 6, 2010. The consideration paid to Goldcorp by Silver Wheaton for the San Dimas silver purchase agreement in 2004 and 2006 which were previously eliminated upon consolidation were also applied as a reduction to mining interests as a result of the disposition of the Company’s interest in Silver Wheaton in the first quarter of 2008. The unamortized portion of this deferred credit on August 6, 2010 was $177.5 million.

GOLDCORP     |     9

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Proceeds on disposition:

Cash	$213.6

31,151,200 common shares of Primero (i) (note 7(c) & 16(c))	159.2

Working capital adjustment receivable	4.0

$50.0 million 5-year promissory note (ii) (notes 10(c), (d) & (e))	52.6

$60.0 million 1-year convertible promissory note (iii) (notes 10(a), (c), (d) & (e))

Host note receivable	58.4

Compound embedded conversion feature	1.3

489.1

Guarantee to Silver Wheaton of Primero’s obligation to deliver and sell to Silver Wheaton 215 million cumulative minimum ounces of silver by October 15, 2031 (iv)	(7.0)

Obligation to deliver and sell to Silver Wheaton 1,500,000 ounces of silver during each of the four years ending August 5, 2014, priced at the lesser of $3.90 per ounce, subject to annual adjustment for inflation, and the prevailing market price (v)(note 10(a))	(81.1)

$401.0

(i)	The fair value of the common shares received on the date of disposition is based on the market price of the shares at the date of disposition of C$5.25 per share ($5.11 per share).

(ii)
The $50.0 million 5-year promissory note receivable from Primero (“Primero promissory note”) will be repaid in four annual instalments of $5 million on December 31 of each year, beginning December 31, 2011, with the balance receivable on the maturity date of August 5, 2015, subject to earlier repayments based on annual free cash flows of Primero Empressa Minera, S.A. de C.V.. Interest is receivable on December 31 of each year, calculated as 6% of the balance outstanding, compounded monthly. The fair value of the Primero promissory note on the date of disposition of $52.6 million was estimated as the present value of the payments of principal and interest, discounted using the estimated credit adjusted interest rate that management estimates would be applicable for similar debt issued by Primero of 5.0% (LIBOR plus 4.0%).

(iii)
The $60.0 million 1-year convertible promissory note receivable from Primero (“Primero convertible note”) can be converted by Goldcorp into common shares of Primero at C$6.00 per share, at any time prior to the maturity date of August 5, 2011. The Primero convertible note earns interest at 3% per annum, calculated on the balance outstanding, compounded monthly, and receivable at the maturity date. On the maturity date, Primero has the option to convert the outstanding principal balance, at a price calculated based on the current market price of the underlying shares (“the original maturity conversion price”). In the event that Primero provides Goldcorp with notice to convert the outstanding principal balance, the Company shall have the right to extend the term of the note for another year. At the second maturity date, Primero shall pay the outstanding balance in cash or shall have the option to convert the outstanding principal balance, at a price equal to the greater of the original maturity conversion price and a current conversion price calculated based on the current market price of the underlying shares. In determining the number of common shares to be issued on conversion, the US dollar principal amount to be converted will be converted into Canadian dollars using a fixed exchange rate of C$1.05 to the US dollar.

The conversion features of the Primero convertible note are embedded derivatives which are accounted for as a single compound embedded derivative separate from the host note receivable and measured at fair value at each balance sheet date. The fair value of the compound conversion feature on the date of disposition was $1.3 million.

The fair value of the host note receivable of the Primero convertible note on the date of disposition of $58.4 million was estimated as the net present value of contractual payments of principal and interest, discounted using the

GOLDCORP     |     10

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
estimated credit adjusted interest rate that management estimates would be applicable for similar debt issued by Primero of 5.8% (LIBOR plus 4.5%).

(iv)
Pursuant to the sale of the San Dimas/Silver Wheaton Silver Purchase Agreement to Primero, Goldcorp has guaranteed to Silver Wheaton the delivery and sale to Silver Wheaton of 215 million cumulative minimum ounces of silver by October 15, 2031, priced at the lesser of $4.04 per ounce, subject to a 1% annual increase, compounded annually, and the prevailing market price. The amount of shortfall at October 15, 2031 is subject to a payment by Goldcorp of $0.50 per shortfall ounce on October 15, 2031. The fair value of Goldcorp’s guarantee on the date of disposition of $7.0 million was estimated based on the estimated payment for shortfall ounces at October 15, 2031, discounted using Goldcorp’s after-tax weighted average cost of capital.

(v)
Pursuant to the sale of the San Dimas/Silver Wheaton Silver Purchase Agreement to Primero, Goldcorp has agreed to deliver and sell to Silver Wheaton 1,500,000 ounces of silver during each of the four contract years ending August 5, 2014, priced at the lesser of $3.90 per ounce, subject to an annual adjustment for inflation, and the prevailing market price. This contract meets the definition of a non-financial derivative and is therefore classified as a financial liability held for trading and measured at fair value at each balance sheet date. The fair value of this contract on the date of disposition of $81.1 million was estimated as the difference between the forward market price of silver for each of the four contract years and the $3.90 per ounce, subject to an annual adjustment for inflation, receivable from Silver Wheaton, discounted using the Company’s after tax weighted average cost of capital.

In addition to the above proceeds on disposition, Goldcorp has provided Silver Wheaton and another third party, guarantees with respect to Primero’s obligation to these parties, and for which Goldcorp has been indemnified by Primero. As at the date of disposition and September 30, 2010, it was not considered likely that Goldcorp would be called upon to honour its commitments under these guarantees. The fair values of these guarantees were determined to be negligible at the date of disposition, and no amount is recognized on the consolidated balance sheet for these guarantees as at September 30, 2010.

(c)	Dispositions of other mining interests

On February 24, 2010, the Company completed the sale of its 21.2% interest in the Morelos gold project in Mexico (“El Limón”) to Gleichen Resources Ltd. (“Gleichen”) in exchange for C$52.0 million ($49.3 million) in cash. Total selling costs amounted to $1.9 million. The Company recognized a loss of $18.7 million ($8.2 million after tax) as a result of this transaction (notes 7(j) & 16(g)).

On May 3, 2010, the Company disposed of certain land relating to the Wharf mining property in exchange for $3.0 million in cash and a promissory note in the amount of $2.6 million included in non-current assets. The promissory note is payable in five years and earns interest at 5.5% per year. The Company recognized a gain of $5.6 million ($3.7 million after tax) as a result of this transaction (note 7(f)).

On June 24, 2010, the Company disposed of a certain exploration project located in Mexico in exchange for C$1.5 million ($1.4 million) in cash and 1,412,762 common shares of Newstrike Capital Inc., the purchaser. The common shares received as partial consideration had a total fair value of $0.6 million based on the market price of the underlying shares on the closing date of the transaction, and has been recorded and accounted for as an available-for-sale investment in equity security. The Company recognized a loss of $63.7 million ($48.1 million after tax) as a result of this transaction (note 7(d)).

GOLDCORP     |     11

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
5.	BUSINESS COMBINATIONS
(a)	Acquisition of Canplats Resources Corporation

On November 16, 2009, Goldcorp entered into an agreement as amended on December 23, 2009 and December 29, 2009 with Canplats Resources Corporation (“Canplats”) to acquire all of the issued and outstanding common shares of Canplats for consideration of C$4.80 per common share outstanding at the closing date. This transaction was completed on February 4, 2010 for total consideration paid by the Company of C$306.6 million ($289.0 million) in cash. As a result of this transaction, Goldcorp now holds a 100% interest in the Camino Rojo gold/silver project in Mexico (“the Camino Rojo project”). The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine in Mexico. This transaction has been accounted for as a business combination in accordance with Section 1582 (note 3), using the acquisition method, with Goldcorp as the acquirer. The assets acquired and liabilities assumed have been assigned to and included in the Peñasquito reporting unit and reportable operating segment (notes 7(b) & 16(b)).

The allocation of the purchase price has not been finalized as at the date these financial statements were issued as management is in the process of determining the fair values of identifiable assets acquired and liabilities assumed and measuring the associated future income tax liabilities. A provisional allocation of the purchase price is as follows:

Purchase price:

Cash	$289.0

Net assets acquired:

Cash and cash equivalents	$3.2

Other current assets	0.4

Mining interests	392.0

Current liabilities	(0.4)

Future income tax liabilities	(106.2)

$289.0

Total transaction costs incurred and expensed during the three and nine months ended September 30, 2010 relating to the acquisition and included in other expenses amounted to $nil and $3.4 million, respectively.

The net loss for the Camino Rojo project for the three months ended September 30, 2010 and the period from February 4, 2010, the acquisition date, and September 30, 2010 included in these interim consolidated financial statements were $nil. The impact to net earnings of the Company for the nine months ended September 30, 2010, had the acquisition of Canplats occurred on January 1, 2010, would be negligible.

(b)	Acquisition of 70% interest in Sociedad Contractual Minera El Morro

On January 7, 2010, a subsidiary of New Gold Inc. (“New Gold”) exercised the right of first refusal pursuant to the El Morro Shareholders Agreement. The right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata Copper Chile S.A. (“Xstrata”) to acquire Xstrata’s 70% interest in Sociedad Contractual Minera El Morro (“SCM”), the owner of the El Morro gold/copper project in Chile (“the El Morro project”). The acquisition of Xstrata’s 70% interest in SCM and associated loan receivable balances held by Xstrata by the New Gold subsidiary was completed on February 16, 2010. Following this transaction, Goldcorp acquired the New Gold subsidiary in exchange for total consideration paid by the Company of $513.0 million in cash. As a result of these transactions, Goldcorp now holds a 70% interest in the El Morro project with the remaining 30% held by New Gold.

Goldcorp, as the project operator, has agreed to fund, through interest bearing loans, New Gold’s share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to the Company during the production period of the El Morro project. The acquisition of the 70% interest in SCM and loan receivable balances held by Xstrata has been accounted for as a business combination in accordance with Section 1582 (note 3), using the acquisition

GOLDCORP     |     12

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
method, with Goldcorp as the acquirer. The El Morro project has been classified as a separate reporting unit and reportable operating segment (notes 7(g) & 16(e)).

The allocation of the purchase price has not been finalized as at the date these financial statements were issued as management is in the process of determining the fair values of identifiable assets acquired and liabilities assumed and measuring the associated future income tax liabilities. A provisional allocation of the purchase price is as follows:

Purchase price:

Cash	$513.0

Net assets acquired:

Cash and cash equivalents	3.5

Other current assets	1.9

Mining interests	1,107.0

Other non-current assets	5.1

Current liabilities	(3.1)

Future income tax liabilities	(376.4)

Other non-current liabilities	(5.1)

Non-controlling interest	(219.9)

$513.0

The amount assigned to non-controlling interest represents New Gold’s 30% interest in SCM which was measured as New Gold’s proportionate share of the fair value of SCM’s identifiable net assets at the date of acquisition. The Company’s management anticipates that there will be no resulting goodwill. Total transaction costs incurred and expensed during the three and nine months ended September 30, 2010 relating to the acquisition and included in other expenses amounted to $nil and $6.0 million, respectively.

The net loss for the El Morro project for the three months ended September 30, 2010 and period from February 16, 2010, the acquisition date, and September 30, 2010 included in these interim consolidated financial statements were $nil. The impact to net earnings of the Company for the nine months ended September 30, 2010, had the acquisition of the 70% interest in SCM and loan receivable balances held by Xstrata occurred on January 1, 2010, would be negligible.

On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of the El Morro Project. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties have now agreed to have all claims related to the acquisition of the Xstrata interest heard by the Ontario courts, including the Supreme Court of Canada. Xstrata has filed a counterclaim against Barrick seeking damages in an amount of at least $60 million. A tentative case management schedule established as part of the parties’ agreement contemplates a two-week trial of the matter to be held in June or July 2011. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and intends to defend Goldcorp against Barrick’s claim.

On October 14, 2010, the Chilean Senate passed legislation that increases the royalty rate for large mines to 14% of net receipts from 5%. The legislation still must pass the House, but passage is considered likely given that similar legislation previously was approved by the House. The legislation, once enacted, will be analyzed to determine the potential effect on the El Morro Project. At this time, the Company believes that the D.L. 600 filing made at the time of the El Morro acquisition should provide fiscal stability that would prevent the new legislation from applying to El Morro initially.

GOLDCORP     |     13

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
6.	DISCONTINUED OPERATION

On October 20, 2010, the Company disposed of its 58.1% interest in Terrane to Thompson Creek (note 1). The Company received C$0.90 in cash and 0.052 of a common share in Thompson Creek for each Terrane share held, for total consideration of C$240.5 million ($235.9 million) in cash and 13.9 million common shares of Thompson Creek with a total fair value of $153.7 million based on the market price of the underlying shares on the date of disposition, and a resulting estimated gain on disposition of $253.7 million before tax. The Company’s interest in Thompson Creek, received as partial consideration, represents approximately 8% of the issued and outstanding common shares of Thompson Creek on the date of disposition (fully-diluted basis — 7%) and has been accounted for as an available-for-sale investment in equity security which will be measured at fair value at the end of each period.

At September 30, 2010, Goldcorp held a 58.1% controlling interest (fully-diluted basis – 52.4%) in Terrane through its ownership of 240 million preferred shares and 27.3 million common shares. The financial position and results of operations of Terrane have been and will be consolidated with those of the Company until the date of disposition. The assets and liabilities of Terrane were presented separately and classified as assets and liabilities held for sale, respectively, on the consolidated balance sheet and included in current assets and liabilities as at September 30, 2010 as follows:

Assets held for sale – included in current assets

Cash	$51.4

Accounts receivable	0.3

Mining interests	229.5

Other assets	7.0

$288.2

Liabilities held for sale – included in current liabilities

Accounts payable and accrued liabilities	$10.9

Future income tax liabilities	57.7

$68.6

Upon disposition on October 20, 2010, the Company no longer has significant influence in the operations of Terrane. Accordingly, the results of Terrane, which were previously reported as a separate operating segment, have been reported as a discontinued operation and presented separately on the consolidated statement of earnings for both the current and prior periods presented as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

Loss from discontinued operation, net of tax

Exploration costs	$(0.4)	$(0.2)	$(0.5)	$(0.6)

Corporate administration	(2.6)	(0.8)	(5.4)	(2.5)

Loss on foreign exchange	(2.5)	(0.5)	(6.1)	(2.2)

Dilution loss	-	-	-	(0.7)

Future income tax recovery (expense)	(14.1)	(0.2)	(12.6)	2.0

	$(19.6)	$(1.7)	$(24.6)	$(4.0)

Loss from discontinued operation, net of tax, attributable to:

Shareholders of Goldcorp Inc.	$(17.5)	$(1.1)	$(20.5)	$(2.9)

Non-controlling interests	(2.1)	(0.6)	(4.1)	(1.1)

	$(19.6)	$(1.7)	$(24.6)	$(4.0)

Loss per share from discontinued operation

Basic and diluted	$(0.03)	$(0.0)	$(0.03)	$(0.0)

GOLDCORP     |     14

Third Quarter Report — 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
7.	MINING INTERESTS

	September 30, 2010			December 31, 2009

		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net

Mining properties	$18,702.1	$(1,302.8)	$17,399.3	$16,614.3	$(1,108.3)	$15,506.0

Plant and equipment	3,178.7	(701.8)	2,476.9	3,120.0	(624.7)	2,495.3

	$21,880.8	$(2,004.6)	$19,876.2	$19,734.3	$(1,733.0)	$18,001.3

A summary by mining property of the net book value is as follows:

	Mining properties
		Non-		Plant and	September 30	December 31
	Depletable	depletable	Total	equipment	2010	2009

Red Lake	$395.9	$2,111.4	$2,507.3	$329.5	$2,836.8	$2,776.3

Porcupine	158.1	101.9	260.0	163.5	423.5	422.3

Musselwhite	108.9	130.4	239.3	183.1	422.4	389.6

Éléonore	-	809.0	809.0	124.4	933.4	832.9

Terrane (a)	-	-	-	-	-	197.8

Peñasquito (b)	2,964.9	6,516.7	9,481.6	1,109.9	10,591.5	10,016.4

San Dimas (c)	-	-	-	-	-	23.5

Los Filos	441.2	77.4	518.6	205.3	723.9	732.9

El Sauzal	74.5	55.6	130.1	16.5	146.6	189.5

Mexican exploration projects (d)	-	85.6	85.6	-	85.6	167.3

Marlin	546.1	113.6	659.7	82.9	742.6	763.2

Cerro Blanco (e)	-	68.1	68.1	7.0	75.1	59.6

Alumbrera	318.0	-	318.0	151.4	469.4	511.8

Marigold	89.9	77.2	167.1	50.7	217.8	218.9

Wharf (f)	4.9	-	4.9	7.9	12.8	14.6

El Morro (g)	-	1,115.1	1,115.1	-	1,115.1	-

Corporate and other	-	-	-	44.8	44.8	40.8

	$5,102.4	$11,262.0	16,364.4	$2,476.9	18,841.3	17,357.4

Investments accounted for using the equity method

Primero (c)(h)			159.3		159.3	-

Tahoe (e)(h)			267.9		267.9	-

Pueblo Viejo (h)(i)			607.7		607.7	587.1

El Limón (j)			-		-	56.8

			1,034.9		1,034.9	643.9

			$17,399.3		$19,876.2	$18,001.3

(a)	The assets and liabilities of Terrane have been classified as held-for-sale effective September 30, 2010 (note 6).

(b)
On September 1, 2010, the commissioning of Peñasquito was completed as operating levels intended by management was considered to have been reached. Accordingly, amounts capitalized associated with proven and probable reserves were reclassified from non-depletable to depletable mining properties. Depreciation and depletion of capitalized costs classified as depletable commenced effective September 1, 2010. In addition, proceeds from sales of metals, including concentrate forms of metals, and costs incurred during production have been included in net earnings effective September 1, 2010. During the period from July 1, 2010 to September 1, 2010, and the period from January 1, 2010 to September 1, 2010, the Company capitalized to the Peñasquito mining property $0.2 million and $0.9 million, respectively, relating to stock options vested

GOLDCORP     |     15

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

during the period (three and nine months ended September 30, 2009 — $0.3 million and $1.2 million, respectively) (note 12(b)). The fair value assigned to the Camino Rojo project acquired from Canplats on February 4, 2010 has been included in the carrying amount of the Peñasquito mining property (notes 5(a) & 16(b)).

(c)
On August 6, 2010, Goldcorp completed the sale of the San Dimas Assets and associated San/Dimas Silver Wheaton Silver Purchase Agreement to Primero (note 4(b)). As partial consideration for the disposition, the Company received 31,151,200 common shares of Primero, representing 36% of the issued and outstanding common shares of Primero on the date of disposition. The Company’s 36% interest in Primero has been accounted for using the equity method and has been classified as a separate reporting unit and reportable operating segment (note 16(c)).

(d)	On June 24, 2010, the Company disposed of a certain exploration project in exchange for cash and common shares of the acquirer (note 4(c)).

(e)
On June 8, 2010, the Company completed the sale of Escobal, which was previously included in the Cerro Blanco mining property, to Tahoe in exchange for cash and common shares of Tahoe, representing a 40% ownership interest in Tahoe (note 4(a)). The Company’s 40% interest in Tahoe has been accounted for using the equity method and has been classified as a separate reporting unit and reportable operating segment (note 16(f)).

(f)	On May 3, 2010, the Company disposed of certain land in exchange for cash and a promissory note receivable (note 4(c)).

(g)
Included in the carrying amount of the El Morro mining property is capitalized interest incurred during the three months ended September 30, 2010 and period from the acquisition date, February 16, 2010, to September 30, 2010 in the amount of $nil and $1.4 million, respectively (note 8(c)).

(h)
The equity investments in these exploration/development stage properties have no current operations. The carrying amounts represent the fair values of the properties at the time of initial recognition, plus subsequent expenditures which have been invested in property development.

(i)
$192.0 million of the Company’s investment in Dominicana Holdings Inc. (“Dominicana”), the entity that indirectly owns the Pueblo Viejo project, was repaid by Dominicana on June 24, 2010, which has been accounted for as a reduction in the Company’s investment balance included in mining interests.

(j)	The El Limón project was disposed of on February 24, 2010 (note 4(c)).

GOLDCORP     |     16

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
8.	LONG TERM DEBT

	September 30	December 31
	2010	2009

Current debt

C$40 million non-revolving term loan (a)	$-	$16.7

Long-term debt

$862.5 million convertible senior notes (b)	$739.8	$719.0

(a)
On January 7, 2010, Terrane’s non-revolving term loan facility was extended to May 7, 2010. On May 7, 2010, the credit facility was amended and extended to May 7, 2011. Under the terms of the amended credit facility, the Company guaranteed a 12-month, non-revolving term credit facility of up to C$40 million. On September 30, 2010, Terrane had $nil outstanding under this facility. Interest incurred and capitalized to mining interests for the three and nine months ended September 30, 2010 amounted to $nil and $0.4 million, respectively (three and nine months ended September 30, 2009 – $nil and $0.2 million, respectively). Upon disposition of its interest in Terrane on October 20, 2010, the Company no longer has any obligation under this credit facility (note 6).

(b)
Interest expense for the three and nine months ended September 30, 2010 amounted to $11.6 million and $33.8 million, respectively, (three and nine months ended September 30, 2009 – $11.1 million and $14.3 million, respectively) which includes $7.3 million and $20.9 million, respectively, of accretion (three and nine months ended September 30, 2009 – $6.8 million and $8.8 million, respectively).

(c)
At September 30, 2010 and December 31, 2009, the Company had an undrawn $1.5 billion revolving credit facility available. Interest and finance fees incurred under the facility for the three and nine months ended September 30, 2010 were $0.4 million and $2.4 million, respectively (three and nine months ended September 30, 2009 – $0.4 million and $1.0 million, respectively). The interest portion of these amounts, being $nil and $1.4 million, for the three and nine months ended September 30, 2010, respectively, were capitalized to the El Morro project (note 7(g)).

GOLDCORP     |     17

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
9.	INCOME AND MINING TAXES

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

Current income and mining tax expense	$174.9	$19.4	$410.9	$207.5

Future income and mining tax expense (recovery)	(105.8)	48.3	(184.3)	(69.0)

	$69.1	$67.7	$226.6	$138.5

Income and mining tax expense for the three and nine months ended September 30, 2010 and 2009 differ from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. The differences result from the items noted below:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

Earnings from continuing operations before taxes	$553.1	$183.0	$1,489.6	$314.9

Canadian federal and provincial income tax rates	28.96%	30.91%	28.96%	30.91%

Income tax expense based on Canadian federal and provincial income tax rates	160.2	56.6	431.4	97.3

Increase (decrease) attributable to:

Impact of foreign exchange on future income tax liabilities	35.4	5.5	40.4	62.4

Other impacts of foreign exchange	-	8.9	(1.2)	26.2

Non-deductible expenditures	11.1	4.4	29.2	12.8

Effects of different foreign statutory tax rates on earnings of subsidiaries	(2.4)	(12.2)	(15.7)	(30.8)

Gain on sale of Escobal silver project not subject to tax (note 4(a))	-	-	(138.6)	-

Non-taxable portion of gain on disposition of San Dimas (note 4(b))	(146.6)	-	(146.6)	-

Tax benefit of the harmonization of Ontario corporate income taxes with Canadian federal income taxes	-	(0.9)	-	(11.1)

Other	11.4	5.4	27.7	(18.3)

Income and mining tax expense	$69.1	$67.7	$226.6	$138.5

GOLDCORP     |     18

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
10.	FINANCIAL INSTRUMENTS
(a)	Financial assets and liabilities classified as held-for-trading

The Company’s financial assets and liabilities classified as held-for-trading at September 30, 2010 and December 31, 2009 consisted of cash equivalents, current derivative assets, investments in warrants and current and non-current derivative liabilities.

The Company’s financial assets and liabilities designated and classified as held-for-trading on initial recognition at September 30, 2010 and December 31, 2009 consisted of cash and accounts receivable arising from sales of metal concentrates.

Accounts receivable

The Company’s accounts receivable at September 30, 2010 and December 31, 2009 were comprised of the following balances:

	September 30	December 31
	2010	2009

Accounts receivable

Arising from sales of metal concentrates – classified as held-for-trading and measured at fair value	$177.1	$123.0

Not arising from sales of metal concentrates – classified as loans and receivables and measured at amortized cost	160.5	109.6

	$337.6	$232.6

Derivative instruments
(i)	Foreign currency, heating oil, copper, lead and zinc contracts

During the three and nine months ended September 30, 2010, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase the respective foreign currencies at pre-determined US dollar amounts. At September 30, 2010, the Company’s outstanding foreign currency contracts which settle and/or expire over the next twelve months were as follows:

1.	Canadian dollar forward contracts to sell $24 million at 1.06 to the US dollar;

2.	Canadian dollar call options held to sell $54 million at 1.06 to the US dollar;

3.	Canadian dollar put options written to buy $54 million at 1.08 to the US dollar;

4.	Mexican peso forward contracts to sell $87 million at 13.48 to the US dollar;

5.	Mexican peso call options held to sell $33 million at 13.21 to the US dollar; and

6.	Mexican peso put options written to buy $33 million at 14.84 to the US dollar.

During the three and nine months ended September 30, 2010, the Company entered into heating oil forward contracts that are cash settled by reference to the monthly NYMEX heating oil commodity price. At September 30, 2010, the Company had outstanding forward contracts to purchase 1.4 million gallons of heating oil at an average price of $2.20 per gallon that settle over the next three months.

GOLDCORP     |     19

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

During the three and nine months ended September 30, 2010, the Company entered into copper forward and option contracts that are cash settled to manage its exposure to copper price volatility. At September 30, 2010, the Company’s outstanding copper contracts which settle and/or expire over the next six months were as follows:

1.	Forward contracts to sell 3.3 million pounds at an average price of $3.31 per pound;

2.	Options held to sell 13.9 million pounds at an average price of $3.24 per pound; and

3.	Options written to buy 13.9 million pounds at an average price of $3.63 per pound.

During the three months ended September 30, 2010, the Company entered into lead option contracts that are cash settled to manage its exposure to lead price volatility. At September 30, 2010, the Company’s outstanding lead contracts which settle and/or expire over the next six months were as follows:

1)	Options held to sell 1.6 million pounds at an average price of $0.91 per pound; and

2)	Options written to buy 1.6 million pounds at an average price of $1.18 per pound.

During the three months ended September 30, 2010 and June 30, 2010, the Company entered into zinc option contracts that are cash settled to manage its exposure to zinc price volatility. The Company did not enter into any such contracts during the three months ended March 31, 2010. At September 30, 2010, the Company’s outstanding zinc contracts which expire over the next six months were as follows:

1.	Forward contracts to sell 1.6 million pounds at an average price of $1.00 per pound;

2.	Options held to sell 5.6 million pounds at an average price of $0.97 per pound; and

3.	Options written to buy 5.6 million pounds at an average price of $1.33 per pound.

At September 30, 2010 and December 31, 2009, the fair values of the above derivative contracts outstanding and the gains (losses) included in gain/loss on non-hedge derivatives and in net earnings for the three and nine months ended September 30, 2010 and 2009 were as follows:

	September 30	December 31
	2010	2009

Included in current derivative assets

Foreign currency contracts	$8.7	$6.6

Heating oil forward contracts	0.1	0.2

Copper contracts	0.8	1.3

Zinc contracts	0.2	-

	9.8	8.1

Included in current derivative liabilities

Foreign currency contracts	(0.4)	(1.2)

Copper contracts	(3.9)	(10.2)

	(4.3)	(11.4)

	$5.5	$(3.3)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

Realized gains on matured contracts	$4.7	$3.6	$6.5	$6.5

Unrealized mark-to-market gains (losses) on outstanding contracts and reversal of mark-to-market losses (gains) on matured contracts, net	(6.0)	(4.0)	8.8	2.8

Gains (losses) included in gain (loss) on non-hedge derivatives, net	$(1.3)	$(0.4)	$15.3	$9.3

GOLDCORP     |     20

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
(ii)	Investments in warrants
The Company’s investments in warrants, measured at fair value and included in long-term investments at September 30, 2010 and December 31, 2009, were $2.8 million and $2.3 million, respectively.

The gains (losses) on investments in warrants included in gain (loss) on securities and in net earnings for the three and nine months ended September 30, 2010 and 2009 were as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009
	Gains in net	Gains in net	Losses in net	Gains in net
	earnings	earnings	earnings	earnings

Unrealized mark-to-market gains (losses), net of tax of $nil	$0.2	$5.2	$(0.3)	$5.6

(iii)	Compound conversion feature of the Primero convertible note

At September 30, 2010, the fair value of the compound conversion feature of the Primero convertible note (note 4(b)) was $3.0 million, included in current derivative assets, resulting in an unrealized gain on non-hedge derivatives of $1.7 million during the three months ended September 30, 2010.

(iv)	Non-financial derivative contract to sell silver to Silver Wheaton

At September 30, 2010, the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton, at a fixed price per ounce (note 4(b)) was $95.0 million, $22.0 million of which is included in current derivative liabilities. The Company recorded a net loss of $18.0 million, included in loss on non-hedge derivatives, during the three months ended September 30, 2010 relating to its commitment, comprising of a net realized loss of $0.5 million on ounces delivered during the three months ended September 30, 2010 and an unrealized loss of $17.5 million on remaining ounces to be delivered.

(v)	Other embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There are no material embedded derivatives requiring separate accounting at September 30, 2010 or December 31, 2009 other than as disclosed above.

GOLDCORP     |     21

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
(b)	Financial assets classified as available-for-sale

The Company’s financial assets classified as available-for-sale and measured at fair value at September 30, 2010 and December 31, 2009 consisted of marketable securities and investments in equity securities, which are included in long-term investments in the amount of $669.8 million and $388.0 million, respectively.

The unrealized gains on available-for-sale financial assets included in other comprehensive income for the three and nine months ended September 30, 2010 and 2009 were as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

Unrealized gains (losses) on available-for-sale securities

Marketable securities	$6.0	$2.3	$(1.0)	$5.1

Investments in equity securities	152.2	78.2	254.8	136.5

	158.2	80.5	253.8	141.6

Future income tax expense in other comprehensive income	(19.0)	(4.9)	(30.0)	(13.5)

	$139.2	$75.6	$223.8	$128.1

(c)	Loans and receivables and other financial liabilities

The Company’s accounts receivable not arising from sales of metal concentrates are classified as loans and receivables and measured at amortized cost. The $50.0 million Primero promissory note and debt component of the $60.0 million Primero convertible note are also classified as loans and receivables and measured at amortized cost subsequent to initial recognition on August 6, 2010 (note 4(b)).

The Company’s other financial liabilities at September 30, 2010 consist of its accounts payable and accrued liabilities and debt component of the Company’s $862.5 million convertible senior notes (December 31, 2009 – accounts payable and accrued liabilities, current debt and debt component of the Company’s $862.5 million convertible senior notes). The Company’s other financial liabilities are measured at amortized cost.

(d)	Fair values of financial assets and liabilities not already measured and recognized at fair value in the balance sheet

At September 30, 2010, the fair values of accounts receivable not arising from sales of metal concentrates and accounts payable reasonably approximate their carrying amounts due to the short-term nature of these instruments.

The fair values of the Primero promissory and convertible notes at September 30, 2010 reasonably approximate their carrying amounts due to the date of issuance being close to the current period end (note 4 (b)).

The estimated market interest rate on similar borrowings as the Company’s convertible senior notes, without the conversion feature, has decreased to approximately 2.5% per annum as at September 30, 2010. Accordingly, the fair value of the debt component of the notes has increased to $850.0 million, compared to a carrying amount of $742.7 million, which includes $2.9 million of accrued interest payable included in accounts payable and accrued liabilities at September 30, 2010.

GOLDCORP     |     22

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
(e)	Financial instrument risk exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2010. The Company is subject to credit risk on the $50.0 million Primero promissory note and $60.0 million Primero convertible note over the terms of the notes, being 5 years and 1 year, respectively (notes 4(b)(ii) & (iii)). The estimated fair values of these notes recognized on initial recognition on August 6, 2010 have been estimated using a discount rate that reflects the associated credit risk. There has been no other significant change to the Company’s exposure to credit risk during the three and nine months ended September 30, 2010.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change to the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2010.

During the three and nine months ended September 30, 2010, the Company generated operating cash flows of $408.6 million and $1,109.7 million, respectively (three and nine months ended September 30, 2009 - $343.1 million and $907.2 million, respectively). At September 30, 2010, Goldcorp held cash and cash equivalents of $732.0 million (December 31, 2009 - $874.6 million) and had working capital of $1,083.3 million (December 31, 2009 - $866.5 million).

At September 30, 2010, the Company had an undrawn $1.5 billion revolving credit facility available (note 8(c)).

In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414.0 million – Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375.0 million, $400.0 million and $260.0 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375.0 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260.0 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. In June 2010, the $400.0 million and $260.0 million tranches, in addition to a portion of the $375.0 million tranche, were drawn for a total amount received of $781.5 million ($312.6 million – Goldcorp’s share). This amount is not included in the Company’s commitments for future minimum payments below as the Company’s investment in Pueblo Viejo is accounted for using the equity method.

GOLDCORP     |     23

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2010:

						December 31
	September 30, 2010					2009
	Within 1	1 to 3	3 to 5	Over 5
	year	years	years	years	Total	Total

Accounts payable and accrued liabilities (a)	$389.4	$-	$-	$-	$389.4	$382.0

Current derivative liabilities	26.3	-	-	-	26.3	11.4

Non-current derivative liabilities	-	49.5	23.5	-	73.0	-

Debt re-payments (principal portion)	-	-	862.5	-	862.5	879.2

Interest payments on convertible senior notes	17.3	34.5	17.2	-	69.0	88.9

Capital expenditure commitments	147.4	46.2	-	-	193.6	172.3

Minimum rental and lease payments	1.8	3.6	3.2	1.8	10.4	11.5

Reclamation and closure cost obligations	28.6	29.3	21.9	430.5	510.3	523.5

	$610.8	$163.1	$928.3	$432.3	$2,134.5	$2,068.8

(a)	Excludes accrued interest on convertible senior notes and current portion of reclamation and closure cost obligations which are disclosed separately in the above table.
At September 30, 2010, the Company had letters of credit outstanding and secured deposits in the amount of $318.7 million (December 31, 2009 - $270.9 million).

In the opinion of management, the working capital at September 30, 2010, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for the remainder of 2010 with a focus on further developing Pueblo Viejo are forecasted to be approximately $570 million. These expenditures will be funded partly by available cash balances, cash flows from operations, and available funding under the $1.5 billion revolving credit facility and $1.035 billion project financing for Pueblo Viejo ($414.0 million – Goldcorp’s share).

For the periods beyond 2010, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

Market Risk
(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change to the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2010. During the first quarter of 2010, the Company recorded approximately $0.5 billion of future income tax liabilities which arose from the acquisitions of the Camino Rojo and El Morro projects and are denominated in Mexican and Chilean pesos, respectively. On August 6, 2010, the Company derecognized $180.3 million of future income tax liabilities, which were denominated in Mexican pesos, relating to the San Dimas Assets disposed of (note 4(b)). Future income tax assets and liabilities are considered monetary and translated each period end at current exchange rates, with the gain or loss recorded in earnings for the period. There has been no other significant change to the Company’s exposure to currency risk during the three and nine months ended September 30, 2010.

GOLDCORP     |     24

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax assets and liabilities denominated in currencies other than US dollars at September 30, 2010:

		Accounts
		receivable
		and other		Accounts		Future
		current and	Income and	payable and		income tax
	Cash and cash	long-term	mining taxes	accrued	Current	assets
September 30, 2010	equivalents	assets	payable	liabilities	debt	(liabilities)

Canadian dollar	$(1.8)	$23.3	$(84.6)	$(214.4)	$-	$(1,772.2)

Mexican peso	28.2	60.2	(183.9)	(130.5)	-	(1,848.0)

Argentinean peso	1.4	14.3	(30.3)	(52.1)	-	(89.7)

Guatemalan quetzal	2.8	0.5	(3.7)	(25.3)	-	26.6

Chilean peso	-	6.1	(0.1)	(6.5)	-	(406.5)

Honduran lempira	1.0	0.9	-	(0.4)	-	0.4

	$31.6	$105.3	$(302.6)	$(429.2)	$-	$(4,089.4)

		Accounts
		receivable and	Income and	Accounts
		other current	mining taxes	payable and		Future
	Cash and cash	and long-term	receivable	accrued	Current	income tax
December 31, 2009	equivalents	assets	(payable)	liabilities	debt	liabilities

Canadian dollar	$4.0	$10.8	$(167.5)	$(152.0)	$(16.7)	$(1,216.9)

Mexican peso	9.5	86.1	3.2	(128.9)	-	(2,371.7)

Argentinean peso	1.0	17.8	(49.8)	(55.5)	-	(107.5)

Guatemalan quetzal	3.5	12.1	-	(23.3)	-	(12.3)

Honduran lempira	0.7	-	1.7	(1.6)	-	(4.3)

	$18.7	$126.8	$(212.4)	$(361.3)	$(16.7)	$(3,712.7)

During the three and nine months ended September 30, 2010, the Company recognized a loss of $119.2 million and $135.8 million, respectively, on foreign exchange (three and nine months ended September 30, 2009 - $27.6 million and $235.5 million, respectively). Of this amount, a loss of $126.4 million and $142.7 million, respectively, resulted from the translation of future income taxes denominated in currencies other than US dollars (three and nine months ended September 30, 2009 - $17.5 million and $201.7 million, respectively). Based on the above net exposures at September 30, 2010, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $318.5 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the three and nine months ended September 30, 2010 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2010. The Company’s investment in Pueblo Viejo which is accounted for using the equity method is exposed to interest rate risk resulting from the variable interest rates applicable on the Pueblo Viejo project financing finalized during the second quarter of 2010. The $50.0 million Primero promissory note and debt component of the $60.0 million Primero convertible note receivable are exposed to interest rate risk as a result of the fixed interest rates earned (notes 4(b)(ii) & (iii)). There has been no other significant change in the Company’s exposure to interest rate risk during the three and nine months ended September 30, 2010.

GOLDCORP     |     25

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
(iii)	Price risk

Price risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2010. With the completion of commissioning of Peñasquito on September 1, 2010, the Company has and expects to sell in the future, lead and zinc at market prices. During the three months ended September 30, 2010 and in accordance with its Risk Management Policy, the Company entered into lead and zinc option contracts to manage its exposure to lead and zinc market price volatilities. There has been no other significant change in the Company’s exposure to price risk during the three and nine months ended September 30, 2010.

11.	MANAGEMENT OF CAPITAL

There has been no significant change in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three and nine months ended September 30, 2010. At September 30, 2010, the Company expects its capital resources and projected free cash flows from continuing operations to support its normal operating requirements on an ongoing basis and planned development and exploration of its mineral properties and other expansionary plans. At September 30, 2010, there was no externally imposed capital requirement to which the Company is subject, which the Company has not complied with.

The Company’s capital at September 30, 2010 and December 31, 2009 were as follows:

	September 30	December 31
	2010	2009

Shareholders’ equity	$16,989.0	$15,493.2

Current and long-term debt	739.8	735.7

	17,728.8	16,228.9

Less: cash and cash equivalents	(732.0)	(874.6)

	$16,996.8	$15,354.3

12.	SHAREHOLDERS’ EQUITY

There were no changes to the authorized share capital of the Company during the three and nine months ended September 30, 2010. Refer to the Consolidated Statements of Equity for movement in share capital.

(a)	Share purchase warrants
There were no changes in share purchase warrants outstanding during the three and nine months ended September 30, 2010.
(b)	Stock options and Restricted share units
Stock options:

Of the 16.9 million stock options outstanding at September 30, 2010, 15.9 million relate to options granted under the Company’s 2005 Stock Option Plan.

The Company granted 44,000 stock options during the three months ended September 30, 2010 which vest over 3 years, are exercisable at C$40.79 per option, expire in 2015 and have a total fair value of $0.5 million at the date of grant. The Company granted 5.9 million stock options during the three months ended June 30, 2010 which vest over 3 years, are exercisable at C$44.50 per option, expire in 2015 and have a total fair value of $79.7 million at the date of grant. There were no stock options granted during the three months ended March 31, 2010.

GOLDCORP     |     26

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price
	(000’s)	(C$/option)

At January 1, 2009	13,271	$28.85

Granted	5,003	35.73

Exercised	(3,664)	24.20

Cancelled	(541)	37.70

At December 31, 2009	14,069	$32.16

Granted	5,937	44.47

Exercised	(2,526)	28.42

Cancelled	(625)	38.53

At September 30, 2010	16,855	$36.82

The following table summarizes information about the options outstanding at September 30, 2010:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average	Options	Weighted	Average
		Average	Remaining	Outstanding	Average	Remaining
	Options	Exercise	Contractual	and	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (C$)	(000’s)	(C$/option)	(years)	(000’s)	(C$/option)	(years)

$12.55	56	$12.55	1.4	56	$12.55	1.4

$16.87 – $19.23	1,533	18.64	4.1	1,533	18.64	4.1

$23.80 – $26.76	1,281	25.63	5.0	1,281	25.63	5.0

$28.84 – $31.93	886	30.95	5.7	886	30.95	5.7

$33.60 – $35.62	4,009	35.58	3.7	1,134	35.47	3.8

$37.82 – $40.79	3,336	39.70	2.7	1,985	39.73	2.7

$44.50	5,754	44.50	4.6	-	-	-

	16,855	$36.82	4.1	6,875	$30.34	4.0

Restricted share units:

During the three months ended September 30, 2010, 10,000 restricted share units (“RSU’s) were issued with a total fair value of $0.4 million at the date of issuance, which vest over three years. During the three months ended June 30, 2010, 301,500 RSU’s were issued with a total fair value of $13.1 million at the date of issuance, a portion of which vested immediately and the remaining portion vests over 3 years. There were no RSUs issued during the three months ended March 31, 2010.

A summary of changes in outstanding RSU’s is as follows:

RSU’s
Outstanding
(000’s)

At January 1, 2009	370

Issued	369

Exercised	(293)

Cancelled	(40)

At December 31, 2009	406

Issued	311

Exercised	(219)

Cancelled	(20)

At September 30, 2010	478

GOLDCORP     |     27

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
Stock options and Restricted share units:

Total stock options and RSUs vested during the three and nine months ended September 30, 2010 and credited to shareholders’ equity were $18.1 million and $44.0 million, respectively (three and nine months ended September 30, 2009 - $13.1 million and $37.3 million, respectively). Of these amounts, $0.2 million and $0.9 million, respectively (three and nine months ended September 30, 2009 - $0.4 million and $2.7 million, respectively), related to the development of Peñasquito and were capitalized and included in the carrying amount of the mining property (note 7(b)). The remaining $17.9 million and $43.1 million, respectively (three and nine months ended September 30, 2009 - $12.7 million and $34.6 million, respectively), were recorded as stock based compensation expense and included in corporate administration on the consolidated statement of earnings. Total stock based compensation expense relating to Terrane for the three and nine months ended September 30, 2010 in the amount of $nil and $0.2 million, respectively (three and nine months ended September 30, 2009 - $nil), have been reclassified and included in loss on discontinued operation (note 6).

Performance share units:

On July 28, 2010, the Company established a Performance Share Unit Plan (the “Plan”) whereby performance share units (“PSUs”) will be issued to eligible executives as determined by the Company’s Board of Directors or the Company’s Compensation Committee as directed by the Board. PSUs issued under the plan entitle the holder to a cash payment at the end of a three year performance period equal to a target settlement ranging from 0% to 200% of the fair market value of the underlying shares, to be determined at the end of the performance period based on the performance of the underlying shares. The Company recognizes a stock-based compensation expense and a corresponding liability based on the anticipated settlement of the PSUs at the end of the associated performance periods.

During the three months ended September 30, 2010, the Company issued 219,200 PSUs. Total stock-based compensation expense recognized under the Plan during the three months ended September 30, 2010 was $0.5 million.

(c)	Employee share purchase plan

Compensation expense, representing the Company’s contributions under the Company’s Employee Share Purchase Plan in Canada, measured based on the market price of the underlying common shares at the date of contribution, was $0.8 million and $2.5 million for the three and nine months ended September 30, 2010, respectively (three and nine months ended September 30, 2009 - $0.7 million and $2.0 million, respectively).

GOLDCORP     |     28

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
(d)	Diluted earnings per share
Diluted earnings per share were calculated based on the following:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

Basic earnings from continuing operations - attributable to shareholders of Goldcorp Inc.	$484.0	$115.3	$1,263.0	$176.4

Effect of dilutive securities:

Convertible senior notes – interest expense, net of tax	10.2	-	29.7	-

Diluted earnings from continuing operations	$494.2	$115.3	$1,292.7	$176.4

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

Basic net earnings - attributable to shareholders of Goldcorp Inc.	$466.5	$114.2	$1,242.5	$173.5

Effect of dilutive securities:

Convertible senior notes – interest expense, net of tax	10.2	-	29.7	-

Diluted net earnings	$476.7	$114.2	$1,272.2	$173.5

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands)	2010	2009	2010	2009

Basic weighted-average number of shares outstanding	736,136	731,815	734,905	730,709

Effect of dilutive securities:

Stock options	2,674	3,422	2,480	2,827

RSUs	478	446	478	446

Share purchase warrants	159	125	144	84

Convertible senior notes	17,975	-	17,975	-

Diluted weighted-average number of shares outstanding	757,422	735,808	755,982	734,066

The following lists the securities excluded from the computation of diluted earnings per share for the three and nine months ended September 30 because the underlying exercise prices exceeded the average market price of the common shares of C$43.27 and C$42.29, respectively (three and nine months ended September 30, 2009 – C$41.10 and C$38.78, respectively):

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands)	2010	2009	2010	2009

Stock options	5,754	-	5,754	4,094

Share purchase warrants	8,439	8,439	8,439	8,439

GOLDCORP     |     29

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

The effect of the outstanding convertible senior notes (note 8(b)) was anti-dilutive for the three and nine months ended September 30, 2009 and therefore excluded from the computation of diluted earnings per share. In the event that the notes were dilutive, the computation of diluted earnings from continuing operations and net earnings per share for the three and nine months ended September 30, 2009 would have included the following:

	Three Months	Nine Months
	Ended	Ended
	September 30	September 30
	2009	2009

Effect of convertible senior notes on diluted earnings from continuing operations and net earnings:

Interest expense for the period, net of tax	9.8	12.6

Effect of convertible senior notes on diluted weighted average number of shares outstanding (in thousands)	17,975	7,769

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	September 30	December 31
	2010	2009

Accumulated other comprehensive income

Unrealized foreign exchange translation adjustment	$101.9	$101.9

Unrealized gains on available-for-sale securities, net of tax of $47.3 million (December 31, 2009 - $17.3 million) (note 10(b))	360.7	136.9

	$462.6	$238.8

14.	NON-CONTROLLING INTERESTS

On April 16, 2010, Terrane completed a bought-deal financing agreement with a syndicate of underwriters for the sale of 63,637,000 Units which were sold to the public at a price of C$1.10 per Unit for gross proceeds of C$70.0 million ($69.8 million). Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Terrane at a price of C$1.50 per share for a period of 12 months from closing. Concurrent with the issuance of Units to the underwriters, 27,273,000 Units were issued at the same price on a non-brokered private placement basis to Goldcorp for C$30.0 million ($29.9 million). These issuances resulted in a decrease to Goldcorp’s interest in Terrane to 58.2% (fully-diluted basis – 52.4%) and gave rise to an increase in non-controlling interests of $50.0 million. An adjustment was made to increase retained earnings directly by $15.3 million to reflect the difference between the increase in non-controlling interests and the Company’s share of proceeds received in accordance with Section 1602 (note 3).

At September 30, 2010, Goldcorp held a 58.1% controlling interest (fully-diluted basis – 52.4%) in Terrane. On October 20, 2010, the Company disposed of its remaining interest in Terrane (note 6).

GOLDCORP     |     30

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
15.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

Change in non-cash operating working capital

Accounts receivable	$(13.3)	$3.1	$(52.8)	$(30.3)

Income and mining taxes receivable	12.4	(10.4)	31.3	(40.3)

Inventories and stockpiled ore	(42.8)	(8.3)	(59.9)	(52.8)

Accounts payable and accrued liabilities	0.6	7.3	39.3	53.6

Income and mining taxes payable	(24.2)	15.5	90.9	90.4

Other	5.3	13.8	(9.6)	10.9

	$(62.0)	$21.0	$39.2	$31.5

Acquisitions, net of cash and cash equivalents acquired

Camino Rojo project (note 5(a))	$-	$-	$285.8	$-

El Morro project (note 5(b))	-	-	509.5	-

	$-	$-	$795.3	$-

Proceeds on disposition of mining interests, net

San Dimas (notes 4(b))	$209.7	$-	$209.7	$-

Escobal (notes 4(a))	-	-	215.2	-

El Limón (note 4(c))	-	-	47.4	$-

Land relating to Wharf (note 4(c))	-	-	3.0	-

Exploration project in Mexico (note 4(c))	-	-	1.4	-

	$209.7	$-	$476.7	$-

Non-cash investing activities

Shares received on disposition of Escobal (notes 4(a) & 7(e))	$-	$-	$270.9	$-

Shares received in connection with the disposition of San Dimas (notes 4(b)(i) & 7(c))	$159.2	$-	$159.2	$-

Primero promissory note received in connection with the disposition of San Dimas (notes 4(b)(ii))	$52.6	$-	$52.6	$-

Primero convertible note received in connection with the disposition of San Dimas (notes 4(b)(iii))	$59.7	$-	$59.7	$-

Working capital adjustment receivable on sale of San Dimas inventory to Primero	$4.0	$-	$4.0	$-

Promissory note receivable in connection with disposition of land relating to Wharf (note 4(c))	$-	$-	$2.6	$-

Addition to mining interests under capital lease	$-	$-	$-	$8.5

Operating activities included the following cash payments

Interest received	$0.1	$0.8	$0.2	$1.0

Interest paid	$8.2	$1.4	$20.8	$2.5

Income and mining taxes received	$0.6	$-	$2.3	$30.8

Income and mining taxes paid	$43.3	$22.9	$139.6	$75.7

Cash and cash equivalents are comprised of:

	September 30	September 30
	2010	2009

Cash	$252.3	$355.8

Short-term money market investments	479.7	429.5

	$732.0	$785.3

GOLDCORP     |     31

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
16.	SEGMENTED INFORMATION
Significant information relating to the Company’s mining properties considered as reportable operating segments are as follows: (a)

				Expenditures and
		Depreciation	Earnings (loss)	deposits on mining
	Revenues	and depletion	from operations	interests
	Three months ended September 30, 2010

Red Lake	$217.4	$28.1	$136.5	$53.6
Porcupine	85.7	22.2	24.6	22.8
Musselwhite	75.0	9.5	24.6	22.3
Éléonore	-	-	-	31.8
Peñasquito (b)	86.2	15.3	32.8	19.9
Los Filos	82.3	11.6	38.9	7.0
El Sauzal	50.4	17.7	21.4	1.4
Marlin	107.2	25.3	49.7	21.6
Cerro Blanco (d)	-	-	-	10.6
Alumbrera	137.6	15.2	49.1	3.0
Marigold	20.6	3.8	3.2	4.4
Wharf	22.7	1.8	7.9	1.2
El Morro (e)	-	-	-	2.7
Pueblo Viejo	-	-	-	30.7
Other (a)(h)	0.7	2.0	(46.5)	5.1

Total	$885.8	$152.5	$342.2	$238.1

				Expenditures and
		Depreciation	Earnings (loss)	deposits on mining
	Revenues	and depletion	from operations	interests	Total assets
					September 30
		Nine months ended September 30, 2010			2010

Red Lake	$612.2	$80.0	$367.9	$138.7	$3,272.9
Porcupine	236.0	65.3	51.8	64.1	467.4
Musselwhite	214.0	25.6	63.5	57.2	442.7
Éléonore	-	-	-	82.1	994.1
Peñasquito (b)	86.2	15.3	26.1	136.5	11,314.6
Los Filos	263.0	37.1	123.8	36.9	1,082.6
El Sauzal	135.1	49.2	49.3	5.8	286.3
Primero (c)	-	-	-	-	159.3
Mexican exploration projects	-	-	-	-	85.6
Marlin	321.5	70.7	157.5	53.1	882.4
Cerro Blanco (d)	-	-	-	19.8	80.7
Alumbrera	409.7	51.4	136.6	8.6	729.4
Marigold	76.0	12.4	19.4	13.0	286.9
Wharf	66.4	5.3	25.5	2.4	60.3
El Morro (e)	-	-	-	8.1	1,122.7
Tahoe (f)	-	-	-	-	267.9
Pueblo Viejo	-	-	-	211.0	607.7
Other (a)(h)	60.3	9.3	(108.0)	16.9	1,235.5

Total	$2,480.4	$421.6	$913.4	$854.2	$23,379.0

GOLDCORP      |      32

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

		Depreciation and	Earnings (loss)	Expenditures and deposits
	Revenues	depletion	from operations	on mining interests
	Three months ended September 30, 2009

Red Lake	$174.1	$28.1	$96.5	$28.9
Porcupine	87.1	19.0	28.1	10.1
Musselwhite	46.4	8.0	1.0	23.1
Éléonore	-	-	-	24.7
Peñasquito (b)	-	-	-	116.6
Los Filos	59.5	9.9	22.0	12.8
El Sauzal	44.6	20.3	13.4	1.0
Marlin	83.9	20.8	33.2	8.0
Cerro Blanco	-	-	-	2.7
Alumbrera	119.6	15.9	37.5	1.9
Marigold	28.0	4.3	7.4	9.3
Wharf	17.9	1.8	3.3	0.3
Pueblo Viejo	-	-	-	85.4
Other (a)(h)	30.8	2.6	(23.5)	6.2

Total	$691.9	$130.7	$218.9	$331.0

		Depreciation and	Earnings (loss)	Expenditures and deposits
	Revenues	depletion	from operations	on mining interests	Total assets
		Nine months ended September 30, 2009			September 30 2009

Red Lake	$443.3	$72.2	$229.5	$75.0	$3,210.7
Porcupine	231.1	50.7	68.7	23.4	462.4
Musselwhite	164.1	22.1	34.9	55.0	389.8
Éléonore	-	-	-	47.0	884.4
Peñasquito (b)	-	-	-	434.6	10,391.5
Los Filos	170.2	32.2	47.3	53.0	913.2
El Sauzal	160.7	73.1	57.1	5.3	260.9
Mexican exploration projects	-	-	-	-	167.3
Marlin	225.4	56.9	85.6	28.8	871.0
Cerro Blanco	-	-	-	8.3	58.5
Alumbrera	343.0	52.5	100.5	9.2	768.6
Marigold	64.0	10.3	8.5	26.5	264.5
Wharf	50.1	5.3	9.1	1.1	71.6
Pueblo Viejo	-	-	-	244.8	501.6
El Limón (g)	-	-	-	-	90.0
Other (a)(h)	93.4	9.5	(63.1)	18.4	1,318.3

Total	$1,945.3	$384.8	$578.1	$1,030.4	$20,624.3

GOLDCORP      |      33

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
(a)
The Company’s 58.1% interest in Terrane was disposed of on October 20, 2010. The results of operations of Terrane, included in “other”, have been reclassified as a discontinued operation and excluded from earnings from continuing operations for the current and prior periods presented. The assets and liabilities of Terrane were classified as held-for sale in current assets and liabilities as at September 30, 2010 (note 6).

(b)
Upon completion of commissioning of Peñasquito on September 1, 2010, depreciation and depletion of depletable mining properties commenced and proceeds from sales of metals and costs incurred during production are included in net earnings (note 7(b)). Total assets include the Camino Rojo project acquired on February 4, 2010 (note 5(a)).

(c)
As partial consideration for the disposition of the San Dimas operation on August 6, 2010, the Company received 31,151,200 common shares of Primero, representing a 36% interest in Primero which has been accounted for using the equity method. Primero has been classified as a separate reportable operating segment (notes 4(b)(i) & 7(c)).

(d)	Includes the results of Escobal to June 8, 2010, the date of disposition (note 4(c)).

(e)	Includes the El Morro project acquired on February 16, 2010 (note 5(b)).

(f)	Represents the Company’s 40% equity interest in Tahoe, the owner of the Escobal project, received as partial consideration in the disposition of the Escobal project on June 8, 2010 (note 4(a)).

(g)	El Limón was disposed of on February 24, 2010 (note 4(c)).

(h)	Includes corporate activities, the results of San Martin, which commenced reclamation activities in October 2007, and the results of San Dimas which was disposed of on August 6, 2010 (note 4(b)).

(i)	Intersegment sales and transfers are eliminated in the above financial information reported to the Company’s chief operating decision maker.
17.	CONTINGENCIES
(a)
In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. The 9th Criminal Court of Santo Domingo has been appointed to decide on the matter of Fundacion Amigo de Maimon Inc. As for Miguel L. De Pena Garcia Inc., the Supreme Court annulled the judgment of the trial court of Cotui against PVDC and confirmed that Miguel L. De Pena Garcia Inc. has no right to enter Parcel 451-K. The case will be sent to a new trial court for issuance of ruling. The 9th Criminal Court has rejected the claim initiated by Miguel L. De Pena Garcia Inc. to collect $70 million.

(b)
Due to alleged environmental and public health concerns, on May 24, 2010, the Inter-American Commission on Human Rights (“IACHR”), an independent body of the Organization of American States, called on the government of Guatemala to suspend mining activity at Marlin. The government agreed to comply with the IACHR’s request and on July 21, 2010, the Procuraduria General de la Nation, the Guatemalan Attorney General’s Office, (“PDN”) directed the Ministry of Energy and Mines (the “Ministry”) to initiate the applicable administrative process under the laws of Guatemala to further investigate the allegations on which the IACHR’s suspension request is based. The Ministry initiated the process by notice to Montana Exploradora de Guatemala S.A de C.V. (“Montana”), a wholly owned subsidiary of Goldcorp and the operator of Marlin. Montana filed its response in the administrative process with the Ministry on August 31, 2010. The response demonstrated that there is no basis under Guatemalan law to suspend operations at Marlin and included extensive documentation in support of that position. The Ministry requested and received submissions from the petitioners and other governmental agencies. The Ministry has indicated that the administrative process is expected to take approximately 120 days to complete. Once the process is completed, the Ministry will issue a report to the PDN. The IACHR held an audience on October 25, 2010 at which the Government of Guatemala and the petitioners appeared. Goldcorp and Montana petitioned the IACHR to be heard at an audience during the sessions and participated in a working meeting called by the IACHR following the formal audience held on October 25, 2010. Goldcorp and Montana have advised the IACHR, the Government of Guatemala and the petitioners of their

GOLDCORP      |      34

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
interest in and willingness to participate in a process to achieve an amicable solution to the petition as provided by Article 40 of the IACHR’s Rules of Procedure.

The Guatemalan government’s initial response to the IACHR expressly confirmed that studies conducted by the Ministry, Ministry of Health, Ministry of Environment and Natural Resources in Guatemala demonstrate there is no evidence of pollution or ill effects to health or the environment as a result of operations at Marlin. The government of Guatemala also stated that an assessment by the Ministry of Health and Social Welfare did not detect any disease linked to suspected contamination produced by Marlin. Goldcorp’s management believes the IACHR’s action is based on environmental allegations that are entirely without merit. While the government’s administrative process is underway, the Company expects normal operations at Marlin to continue.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, there are no matters that could have a material effect on the Company’s consolidated financial position or results of operations which require additional disclosure of in these unaudited interim financial statements.

18.	SUBSEQUENT EVENT
Proposed acquisition of Andean Resources Limited

On September 2, 2010, the Company announced an agreement whereby Goldcorp will acquire, through a scheme of arrangement under Australian law, all of the outstanding shares of Andean Resources Limited (“Andean”) (the “Arrangement”). The total estimated consideration for the acquisition is approximately C$3.6 billion ($3.5 billion). The principal mining property of Andean is the 100%-owned Cerro Negro gold project, an advanced-stage, high-grade vein system located in the Santa Cruz province of Argentina. Upon acquisition, the Company anticipates reporting the financial position and results of the Cerro Negro project as a separate reporting unit and reportable operating segment.

Under the terms of the Arrangement, each common share of Andean will be exchanged for 0.14 common share of Goldcorp or a cash payment of C$6.50 per share. The holders of the Andean common shares have the option to elect to receive cash or shares or any combination of cash and shares, subject to an aggregate maximum cash consideration of C$1.0 billion ($974.8 million). This transaction has been unanimously approved by the board of directors of Goldcorp and Andean. Closing of the Arrangement is subject to the favourable vote of 75% of the shareholders of Andean and the favourable vote of 50% of the shareholders of Andean present at the scheme meeting to be called to consider and approve the Arrangement. In order to support the transaction, Sentinent Executive GP II and its related entities (collectively “Sentinent”), the largest shareholder of Andean holding 21% of the issued and outstanding common shares of Andean, entered into an agreement with Goldcorp giving Goldcorp the option to purchase up to 107,909,316 Andean common shares, representing up to 19.9% of the issued and outstanding common shares of Andean.

The scheme booklet in connection with the scheme meeting to be called to consider and approve the Arrangement is expected to be mailed to the shareholders on November 2, 2010. Subject to obtaining the necessary approvals, the transaction is expected to close during late 2010.

GOLDCORP      |      35

Third Quarter Report – 2010
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

HEAD OFFICE	STOCK EXCHANGE LISTING
Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8
Canada	TRANSFER AGENT
Tel: (604) 696-3000	CIBC Mellon Trust Company
Fax: (604) 696-3001	Suite 1600- 1066 West Hastings Street
www.goldcorp.com	Vancouver, BC V6E 3X1
Canada
TORONTO OFFICE	Toll free in Canada and the US:
Suite 3201 – 130 Adelaide Street West	(800) 387-0825
Toronto, ON M5H 3P5	Outside of Canada and the US:
Canada	(416) 643-5500
Tel: (416) 865-0326	Email: inquiries@cibcmellon.com
Fax: (416) 359-9787	www.cibcmellon.com

RENO OFFICE	INVESTOR RELATIONS
Suite 310 – 5190 Neil Road	Jeff Wilhoit
Reno, NV 89502	Vice President, Investor Relations
United States	Toll free: (800) 567-6223
Tel: (775) 827-4600	Email: info@goldcorp.com
Fax: (775) 827-5044
AUDITORS
MEXICO OFFICE	Deloitte & Touche LLP
Paseo de las Palmas 425-15	Vancouver, BC
Lomas de Chapultepec
11000 Mexico, D.F.
Tel: 52 (55) 5201 9600

GOLDCORP      |      36